Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

KONECRANES AND TEREX TO FORM LEADING GLOBAL LIFTING AND MATERIAL HANDLING SOLUTIONS COMPANY THROUGH AN ALL-STOCK MERGER OF EQUALS

11.08.2015 - 09:00

•	Combination of highly complementary businesses creates a leading global Lifting and Material Handling Solutions company with a well-balanced business and geographic profile

•
With €7.5/$10.0 billion in combined 2014 revenues, the combined company, to be called Konecranes Terex Plc, will have critical scale to deliver outstanding technology innovation and enhanced service to customers

•
Terex shareholders will receive 0.80 Konecranes shares for each existing Terex share, which is consistent with the average share-price implied exchange ratios over the past 3 and 6 months of 0.7921 and 0.7933, respectively

•
At closing, expected during the first half of 2016, the combined company will be owned approximately 60% by Terex' shareholders, and 40% by Konecranes' shareholders; the transaction is expected to be accretive to the shareholders of both companies in first full year after closing

•
Identified annual operational synergies of at least €110/$121 million EBIT contribution and additional €32/$35 million post-tax income benefit from financing, cash management and structure optimization, anticipated to be fully implemented within 3 years from closing

•
Joint intention of Konecranes and Terex to execute a share buy-back program post closing of up to €1.4/$1.5 billion, split between ca. €456/$500 million as soon as possible after closing and up to an additional €0.9/$1.0 billion executed within 24 months after closing.

•	Enhanced capital structure and strong free cash flow expected to support growth with increased returns to shareholders, including maintenance of Konecranes dividend level

•	Konecranes Terex to be incorporated in Finland, with headquarters in Hyvinkää, Finland and Westport, Connecticut, USA

•
Konecranes’ current Chairman of the Board will become Konecranes Terex’ Chairman and the Terex CEO will become Konecranes Terex’ CEO. The nine-member Board will include five Directors to be nominated by Terex and four Directors to be nominated by Konecranes

Hyvinkää, Finland & Westport, CT, USA, August 11, 2015 -- Konecranes Plc (Helsinki: KCR1V.HE) ("Konecranes") and Terex Corporation (NYSE: TEX) ("Terex") announced today that their respective Boards of Directors have unanimously approved a definitive agreement to combine their businesses in a merger of equals. The combined company, to be called Konecranes Terex Plc, will be a leading global Lifting and Material Handling Solutions Company with estimated combined 2014 revenues and EBITDA of €7.5/$10.0 billion and €636/$845 million. (For basis of preparation see Appendix 2.)

Under the agreement, Terex shareholders will receive 0.80 Konecranes shares for each existing Terex share (“Exchange Ratio”). Equivalent terms will apply to instruments granted under Terex’ long-term incentive plans. Upon closing of the transaction, based on current fully diluted shares outstanding, Terex shareholders will own approximately 60% and Konecranes shareholders will own approximately 40% of the combined company. The agreed Exchange Ratio is consistent with the average share-price implied exchange ratios over the past 3 and 6 months of 0.7921 and 0.7933 respectively. Based on the closing share prices and fully diluted shares outstanding as of August 7, 2015, the last trading day before the Board of Directors’ approval of the transaction, the Exchange Ratio implies a value of Terex shareholders’ resulting share in Konecranes Terex of €2.3/$2.5 billion and a premium to the fully diluted market value of Terex as of the same date of 7.7%.

The combined company is planned to be listed on Nasdaq Helsinki and New York Stock Exchange. The transaction is expected to be accretive to both companies’ shareholders in the first full year after closing. (A more complete view of the transaction terms is included in Appendix 1.)

Highly Complementary Businesses and Geographic Profiles

The combination will bring together complementary leaders in lifting, materials handling, and equipment servicing solutions. Konecranes Terex will be parent to a family of leading brands with global leadership positions in the Industrial Lifting, Port Solutions, Aerial Work Platforms, Materials Processing and Cranes categories. The combined company will be able to offer comprehensive solutions to customers worldwide based on a highly complementary product portfolio.

Konecranes Terex will have the critical scale to continue to drive technology innovation and provide customers with an industry-leading service offering. The combined company is expected to create enhanced shareholder value through:

•	Increased global scale with enhanced ability to remain competitive via-a-vis intensifying global, in particularly low-cost emerging market competition;

•	Broader presence in key sectors with greater opportunity to capitalize on growth trends, especially in Industrial Lifting and Port Solutions;

•	Creation of a global service organization of critical mass and scope;

•	More robust portfolio of complementary products and customer solutions;

•	Significant operational and financial synergies; and

•	Strong balance sheet and cash flow generation to support growth and return of capital to shareholders.

Stig Gustavson, Chairman of the Board of Konecranes, said: “The combination of Konecranes and Terex is a defining step in the history of both companies. With a focus on Lifting and Material Handling solutions, Konecranes Terex will be in an excellent position to deliver enhanced growth in revenues and margins through several strategic advantages, including significant cross-selling opportunities. There is a common culture between the two organizations, with both companies having long histories of designing competitive and innovative solutions. Together, we will have the opportunity to expand what Konecranes and Terex have built and become even stronger in the future.”

Terex CEO, Ron DeFeo, added: “This merger brings together two great businesses and through synergies provides another lever that is within our control to deliver value-creation to both the shareholders of Terex and Konecranes. We have a deep respect for Konecranes and look forward to joining forces with them to build a stronger and more diverse company that will be in an excellent position to succeed in a dynamic and highly competitive global industry.”

Significant Synergies Create Strong Upside Potential for Shareholders

The parties target that in the mid-term, Konecranes Terex would deliver significant profitability upside based on expected market growth, internal profitability initiatives already implemented and synergies resulting from the merger. Based on Konecranes’ and Terex’ internal mid-term outlooks and the combination of the above expectations, the parties would seek to achieve revenue growth of more than 10% and operating profit increase of significantly more than 50% (in each case on a € basis) for Konecranes Terex within three to four years from closing compared to 2014.

The combined company expects to achieve at least €110/$121 million of annual pre-tax cost synergies from procurement savings, optimization of operations as well as selling, general and administrative efficiencies. In addition, Konecranes Terex anticipates to realize post-tax income enhancement from financing, cash management and structure optimization of at least €32/$35 million annually. In total, these synergies are expected to result in €109/$119 million of annual net income benefits to be fully implemented within 3 years from closing. Procurement savings are expected to contribute ca. 30% of the net income benefit, operational optimization ca. 20%, selling, general and administrative efficiencies ca. 20% and financing, cash management and structure optimization ca. 30%. Ca. €58/$63 million of the total benefits are expected to be implemented within 12 months from closing. The company expects to incur approximately €110/$121 million in related one-time costs over the first 24 months after closing to achieve the synergies.

The combined company will have a solid capital structure and the ability to generate strong cash flow and shareholder returns. It would seek to achieve free cash flow generation of approximately €2.6/ $2.8 billion (Free cash flow defined as EBITDA – Capex) from 2016 to 2018. The joint intention of Konecranes and Terex is to execute a share buy-back program post closing of up to €1.4/$1.5 billion split between ca. €456/$500 million as soon as possible after closing and up to an additional €0.9/ $1.0 billion executed within 24 months after closing.

The dividend policy for the combined company will be set by the Board after closing. However, given the enhanced growth profile of the combined business, it is expected that the combined company will maintain the current annual dividend paid by Konecranes of €1.05/$1.15/ share, in addition to the return of capital through buy-backs. The combined company’s intention is to strengthen the balance sheet of the new entity over time.

Governance and Management

Upon closing of the transaction, the combined company is planned to have a Board of Directors comprising nine members, of which five Directors will be nominated by Terex and four Directors by Konecranes. Konecranes’ current Chairman of the Board will become Konecranes Terex’ Chairman and the Terex CEO will become Konecranes Terex’ CEO. Should Terex determine to appoint a new CEO before the completion of the transaction, the parties have agreed to do this in close collaboration between the Boards of Directors of Terex and Konecranes.

The combined company will maintain headquarters in Hyvinkää, Finland as well as Westport, Connecticut, USA. Following closing of the transaction, the combined entity is expected to have approximately 32,000 employees worldwide.

Approvals and Timing

The transaction is subject to approval by both Terex and Konecranes shareholders, regulatory approvals and other closing conditions as further described in Appendix 1. Konecranes and Terex expect to convene general meetings of their shareholders to approve the transaction in early 2016. Closing of the transaction is expected to occur during the first half of 2016.

Further Information

Konecranes’ Chairman, Stig Gustavson and Konecrances’ CEO, Pekka Lundmark together with Terex Chairman and CEO, Ronald M. DeFeo, will host a press conference to discuss the transaction today at 11:00 am EET / 4:00 am EDT at Finlandia Hall’s Veranda 4, Mannerheimintie 13e, 00100 Helsinki. The press conference will be streamed live at http://qsb.webcast.fi/k/konecranes/konecranes_2015_0811_webcast/.

The conference can also be joined by telephone. Please dial in 5 to 10 minutes before the beginning of the event:

Finland: +358 (0)9 2313 9201

US: +1 334 323 6201

UK: +44 (0)20 7162 0077

Germany: +49 (0)695 8999 0507

Event title: Press Conference 11.08.2015

Conference id: 954707

Konecranes and Terex will also host a joint webcast and conference call for investors and analysts today at 3:30 pm EET / 8:30 am EDT.

US and Canada: 877-726-6603

International: +1 706-634-5517

The presentation slides will be available at www.konecranes.com/investors

Advisors

Perella Weinberg Partners is serving as financial advisor to Konecranes and Skadden, Arps, Slate, Meagher & Flom LLP and Roschier, Attorneys Ltd. are providing legal counsel to Konecranes. Credit Suisse Securities (USA) LLC is serving as financial advisor to Terex and Fried Frank Harris Shriver & Jacobson LLP, Bryan Cave LLP and Avance Attorneys Ltd are acting as legal counsel to Terex.

About Konecranes

Konecranes is a world-leading group of Lifting BusinessesTM, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2014, Group sales totaled € 2,011 million. The Group has 11,900 employees at 600 locations in 48 countries. Konecranes is listed on Nasdaq Helsinki (symbol: KCR1V).

About Terex

Terex Corporation is a diversified global manufacturer reporting in five business segments: Aerial Work Platforms, Construction, Cranes, Material Handling & Port Solutions and Materials Processing. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, manufacturing, mining, shipping, transportation, refining, energy and utility industries. Terex offers financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. Terex uses its website (www.Terex.com) and its Facebook page (www.facebook.com/TerexCorporation) to make information available to its investors and the market.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports. Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880, USA.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

APPENDIX 1: TRANSACTION TERMS

The proposed transaction is structured as a reverse triangular merger under Delaware law, in which Konecranes Acquisition Company LLC, an indirect subsidiary of Konecranes, merges with and into Terex, with Terex shareholders, option holders and other equity right holders receiving Konecranes shares and option rights in accordance with the exchange ratios set out above as merger consideration.

The reverse triangular merger and the proposed combination will be implemented in accordance with the terms and conditions of the business combination agreement and plan of merger between Konecranes, Konecranes, Inc., Konecranes Acquisition Company LLC and Terex ("Combination Agreement"). In addition to the terms and conditions of the merger, the Combination Agreement contains certain customary representations and warranties by Konecranes and Terex concerning their respective organizations and businesses. The Combination Agreement also includes undertakings by Konecranes and Terex that are typical in similar transactions and include e.g. undertakings by both companies to conduct their businesses in the ordinary course before the completion of the merger, to cooperate in making the necessary regulatory filings, undertakings not to initiate, solicit, facilitate or encourage any offers or proposals competing with the transaction, and to inform each other and provide each other with an opportunity to negotiate in matters arising from such offers or proposals.

The Boards of Directors of Konecranes and Terex have undertaken, subject, inter alia, to each of their fiduciary duties, to issue recommendations to their shareholders to approve and authorize the consummation of the transactions contemplated by the Combination Agreement, including the merger These recommendations may be modified, cancelled or changed in certain circumstances to comply with the fiduciary duties of the Konecranes and Terex Boards of Directors, including (i) the receipt of a competing, more favorable offer or proposal, and (ii) the occurrence of certain changes or events which are currently unknown and not reasonably foreseeable.

The Combination Agreement may be terminated by Konecranes or Terex under certain circumstances prior to the completion of the merger, including, for example, a material breach by either party of the terms and conditions of the Combination Agreement, the Board of Directors of either party not issuing or amending in an adverse manner its recommendation, non-receipt of regulatory approvals, and certain other circumstances. The parties have further agreed on certain termination fees customary in similar transactions and payable to the other party under certain circumstances, including e.g. a failure by either party to obtain the requisite shareholder approval, or a change or withdrawal of the recommendation by the Board of Directors of either party.

Conditions to the Merger

The obligations of Konecranes and Terex to effect the merger are subject to, inter alia, approval of the transaction by both Terex and Konecranes shareholders, receipt of regulatory approvals in the relevant jurisdictions, the listing of the Konecranes shares or ADS to be delivered as merger consideration on NYSE or another U.S. national securities exchange reasonably acceptable to Konecranes and Terex, no change in certain legal and tax assumptions, the absence of any material adverse effect occurring with respect to Konecranes or Terex, and to other customary conditions.

Integration Steering Committee

Konecranes and Terex will form an integration steering committee to make recommendations on the optimal business, corporate, financial, operation and strategic structure for the holding of the businesses of Konecranes and Terex and their subsidiaries following the closing of the transaction.

APPENDIX 2: PRELIMINARY COMBINED FINANCIAL INFORMATION

The unaudited financial information presented below is based on adjusted figures from Konecranes’ IFRS-based and Terex’ US GAAP-based audited financial statements for the full year 2013 and 2014 as such without adjusting them in any way to represent uniform accounting principles.

The combined financial information is for illustrative purposes only. The combined financial information gives an indication of the combined company’s sales and earnings assuming the activities were included in the same company from the beginning of each period. The combined financial information is based on a hypothetical situation and should not be viewed as pro forma financial information as purchase price allocation, differences in accounting standards, differences in accounting principles and transaction costs have not been taken into account. The combined financial information assume the transaction to be treated as reverse acquisition for accounting purposes. The difference between transaction value, which has been calculated based on the closing price of Konecranes’ shares as of August 7, 2015 and Konecranes’ book equity has been allocated to non-current assets. The expected synergies have not been included.

For the purposes of financial reporting, the actual combined financials will, however, be determined on the basis of IFRS and/or US GAAP, applied consistently, and will be calculated based on the transaction value and the fair values of the identifiable assets and liabilities at the closing date of the company that is ultimately determined to be treated as acquired entity for accounting purposes. Income statement and balance sheet items could therefore differ significantly from the combined financial information presented below.

This stock exchange release also contains non-GAAP measures (GAAP being IFRS for Konecranes and US GAAP for Terex). These non-GAAP measures may not be comparable to similarly titled measures disclosed by other companies. The non-GAAP measures of Konecranes and Terex may not be comparable. For a reconciliation between reported and non-GAAP/adjusted information for Terex please see the reports and presentations for Q4 2014 and full year 2014.

Combined statement of income (reported adjusted numbers for continuing operations) and statement of cash flow information for illustrative purposes. No adjustments made to align the accounting principles.

	2014			2013
EUR million	Combined Company	Konecranes Adjusted	Terex Adjusted	Combined Company	Konecranes Adjusted	Terex Adjusted
Net Sales	7,513.0	2,011.4	5,501.6	7,434.3	2,099.6	5,334.7
EBITDA (2)	636.0	162.2	473.8	623.8	154.6	469.2
D&A (1)	(154.5)	(43.1)	(111.4)	(146.8)	(39.1)	(107.7)
EBIT (2)	481.5	119.1	362.4	477.0	115.5	361.5
Financial Items	(99.0)	(8.4)	(90.6)	(98.3)	(9.0)	(89.2)
Taxes (2)	(103.2)	(33.8)	(69.3)	(116.2)	(36.8)	(79.4)
Non Controlling Interest	(0.4)	-	(0.4)	3.8	-	3.8
Net Income	278.9	76.8	202.1	266.4	69.7	196.7

Net cash from operating	457.5	148.4	309.1	262.2	120.2	142.0
Capital expenditure	(103.3)	(42.0)	(61.3)	(120.1)	(57.7)	(62.4)

Average EUR/USD rates of 1.329 and 1.328 have been used for 2014 and 2013, respectively.

Combined balance sheet for illustrative purposes. No adjustments made to align the accounting principles.

	31.12.2014			31.12.2013
EUR million	Combined Company	Konecranes Adjusted	Terex Adjusted	Combined Company	Konecranes Adjusted	Terex Adjusted
Non current assets	3,832.1	500.4	2,118.3	3,801.8	482.7	2,100.9
Inventories	1,538.7	335.5	1,203.3	1,495.3	325.5	1,169.7
Other current assets	1,710.8	543.6	1,167.2	1,714.9	541.6	1,173.3
Cash	491.8	97.9	393.9	428.1	132.2	295.9
Total Assets	7,573.5	1,477.4	4,882.6	7,440.1	1,482.0	4,739.8

Total Equity	3,342.2	449.2	1,679.5	3,268.7	444.5	1,606.0
Non current liabilities	2,132.8	283.0	1,849.8	2,114.7	231.4	1,883.3
Current liabilities	2,098.5	745.1	1,353.3	2,056.7	806.1	1,250.6
Total Equity and liabilities	7,573.5	1 477.4	4,882.6	7,440.1	1,482.0	4,739.8

Interest-bearing debt	1,720.8	247.4	1,473.4	1,753.0	319.7	1,433.3
Interest-bearing net debt	1,229.0	149.5	1,079.5	1,324.7	187.3	1,137.4

Year-end  EUR/USD rates of 1.214 and 1.379 have been used for 2014 and 2013, respectively.

(1)  D&A for Terex includes depreciation, amortization, and bank fee amortization not included in Income (loss) from operations

(2)  Konecranes’ adjusted EBITDA excludes restructuring costs of EUR 3.2 million in 2014 and EUR 14.1 million in 2013 compared to the corresponding IFRS statement of income. Adjusted EBIT excludes restructuring costs of EUR 3.2 million in 2014 and EUR 30.9 million in 2013. The tax effect of the excluded restructuring items have increased taxes by EUR 1.0 million in 2014 and EUR 10.7 million in 2013 compared to the IFRS statement of income.